VIA EDGAR AND FACSIMILE

Mr Larry Spirgel                                                                                                                                                                                         August 4, 2008
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549, USA

Re:      BT Group plc
           Form 20-F for the fiscal year ended March 31, 2008
           Filed May 28, 2008
           Form 6-K dated May 28, 2008

           File Number: 1-08819_________________________

Dear Mr Spirgel,

The following responds to your comments as set forth in your comment letter dated July 23, 2008 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. For ease of review, the headings and page numbers below correspond to the headings set forth in the letter of July 23, 2008. The Staff’s comments are highlighted in bold and italics below followed by BT Group plc’s (the “company”, the “group” and/or “BT’s”) responses.

Form 20-F for the fiscal year ended March 31, 2008

General

1.

Please note that the annual report to shareholders must be filed as an exhibit to Form 20-F if information contained in the annual report is incorporated by reference in the Form 20-F. Refer to rule 12b-23 under the Exchange Act.

Response:

We note the above comment and will file the information incorporated by reference from our annual report to shareholders as an exhibit to Form 20-F in our future filings. Our annual report to shareholders is available on EDGAR, being furnished under Form 6-K, simultaneous to the Form 20-F filing, as well as on the company's website.

Form 6-K dated May 28, 2008

Consolidated Financial Statements

Group Cash Flow Statement, page 98

1.

Tell us why the gross amounts for “proceeds on disposal of current financial assets” and “purchases of current financial assets” as reported herein for the years ended March 31, 2007 and 2006 differ from the gross amounts for the same periods as reported last year. We further note that your net cash flows from investing activities changed for each period. Please explain in detail the nature of the current financial assets and your basis for reporting the subject amounts this year compared to last year.

Response:

Liquidity funds, consisting of unquoted investment funds, were previously included within ‘cash equivalents’ . The group's cash equivalents for the year ended March 31, 2008 excluded such funds, resulting in prior year financial statements being revised to also exclude such funds. These funds included (or could include pursuant to the investment guidelines) underlying investments with maturities greater than three months. This may arise where the maturity profile in a fund policy is based on an average and therefore the fund could inherently contain instruments with a maturity of greater than three months. As management cannot directly control the underlying maturity profile of the fund and therefore not ensure the instruments within the fund are all maintained at a maturity of less than three months, it was considered that such liquidity funds should be classified as ‘current financial assets’ rather than ‘cash equivalents’ .

The adjustments to the balance sheets and cash flow statements for the prior years are summarised as follows:

	Year ended and as at 31 March 2007	Year ended and as at 31 March 2006
	£m	£m
Balance sheet
Current asset investments - as previously reported	3	365
Revision	267	526
Current asset investments - after revision	270	891

Cash and cash equivalents - as previously reported	1,075	1,965
Revision	(267)	(526)
Cash and cash equivalents - after revision	808	1,439

Note 9 - Cash and cash equivalents
Total cash equivalents - as previously reported	507	1,454
Revision	(267)	(526)
Total cash equivalents - after revision	240	928

Cash flow statement
Proceeds on disposal of current financial assets - as previously reported	3,687	5,964
Revision	4,838	3,930
Proceeds on disposal of current financial assets - after revision	8,525	9,894

Purchases of current financial assets - as previously reported	(3,426)	(2,743)
Revision	(4,581)	(4,081)
Purchases of current financial assets - after revision	(8,007)	(6,824)

Net cash (outflow) inflow from investing activities - as previously reported	(3,035)	365
Revision	257	(151)
Net cash (outflow) inflow from investing activities - after revision	(2,778)	214

Effect of exchange rate changes on cash and cash equivalents - as previously reported	(37)	-
Revision	2	-
Effect of exchange rate changes on cash and cash equivalents - after revision	(35)	-

Net increase (decrease) in cash and cash equivalents - as previously reported	(760)	474
Revision	259	(151)
Net increase (decrease) in cash and cash equivalents - after revision	(501)	323

Cash and cash equivalents at start of year - as previously reported	1,784	1,310
Revision	(526)	(375)
Cash and cash equivalents at start of year - after revision	1,258	935

Cash and cash equivalents at the end of the year - as previously reported	1,024	1,784
Revision	(267)	(526)
Cash and cash equivalents at the end of the year - after revision	757	1,258

As is demonstrated in the table above, the key impacts on the cash flow statement are as follows (using the year ended March 31, 2007 as an example):

•

The cash flows arising from liquidity funds are now classified as ‘Proceeds on disposal of current financial assets’ (£4,838 million) and ‘Purchases of current financial assets’ (£4,581 million) giving rise to a net cash inflow of £257 million.

•

Liquidity fund balances previously reported as ‘Cash and cash equivalents at the start of the year’ (£526 million) and ‘Cash and cash equivalents at the end of the year’ (£267 million) are removed from these balances alongside the resultant impact on ‘Net increase (decrease) in cash and cash equivalents’ (£259 million, being £526 million less £267 million) and ‘Effect of exchange rate changes on cash and cash equivalents’ (£2 million).

•

The overall effect is that a net cash inflow of £257 million arising on liquidity funds is presented within ‘Net cash inflow (outflow) from investing activities rather than reflecting the net movement on ‘Net increase (decrease) in cash and cash equivalents’ (£259 million) and ‘Effect of exchange rate changes on cash and cash equivalents’ (£2 million).

2.

We further note your statement on page 92 that “In the 2008 financial year, the group reclassified certain investments within cash equivalents to current available-for-sale assets as management considered this to be the more appropriate maturity classification.” Tell us more in detail the nature of the reclassified investments and their original maturity dates. Tell us why you believe the reclassification was appropriate. If the reclassification resulted in material differences between the gross amounts as currently reported and as previously reported in certain line items within the cash flow from investing activities, please state why you refer to the change as a reclassification instead of a restatement.

Response:

During the year ended March 31, 2008, the group revised its previous financial statements to exclude from cash equivalents certain liquidity funds, with underlying investments containing maturities of greater than three months. The group does not consider these revisions to be material based on their analysis using SEC Staff Accounting Bulletin 99 'Materiality' and the definitions stated in IAS 8 ‘Acco unting Policies, Changes in Accounting Estimates and Errors’, and thus has not referred to such revisions as a "restatement". The company plans to characteriz e these changes as "revisions" as opposed to their previously used characterization as "reclassification" in its March 31, 2009 Form 20-F. We plan to include the following disclosure in our financial statements included in our Form 20-F for the year ending March 31, 2009:

Cash and cash equivalents

In the 2008 financial year, the group revised its previous financial statements to exclude from ‘C ash equivalents’ certain investments and include them within ‘Current available-for-sale assets’ as management considered this to be a more appropriate maturity classification. The balance sheet revision as at 31 March 2007 was to reduce cash and cash equivalents by £267 million and increase current asset investments by £267 million. The impact in the cash flow statement for the year ended 31 March 2007 has been to increase 'Proceeds on disposal of current financial assets' and 'Purchases of current financial assets' by £4,838 million and £4,581 million, respectively, decreasing the net cash outflow from investing activities by £257 million, and to decrease cash and cash equivalents at the beginning and end of the year ended 31 March 2007 by £526 million and £267 million, respectively.

33. Financial Instruments and Risk Management, pages 136 and 137

3.

Please tell us the nature of the current and noncurrent trade and other receivables (payables) which relate to nonfinancial assets (liabilities) and why they are excluded from the carrying amounts of receivables (payables) reported herein.

Response:

The footnotes to the tables referred to on pages 136 and 137 were provided to be helpful and assist the reader in reconciling the difference between the financial instruments reported in the table as required by IFRS 7 ‘Financial Instruments: Disclosures’ and the main note to the financial statements which also reports non financial instruments. For example, on page 136, the ‘Trade and other receivables’ reported in the table as at March 31, 2008 was £3,193 million whilst note 15 on page 114 reports a total figure of £4,449 million. The difference between these two figures of £1,256 million is explained in the sub note as relating to non financial assets.

The nature of these current and non-current trade and other receivables (payables) are as follows:

•

The current financial year excludes non-current trade and other receivables of £854 million (2007: £523 million) which relate to non financial assets. These assets are referred to in no te 15 on page 115 and represent costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts. In accordance with IAS 32 ‘Financial Instruments: Presentation’ AG 10, such assets do not give rise to a present right to receive cash or another financial asset and therefore do not meet the definition of a financial asset. The nature of these assets was explained in our response to question 5 of the Staff’s comment letter on the Form 20-F filing for the year ended March 31, 2006, dated May 10, 2007.

•

The current financial year excludes current trade and other receivables of £1,256 million (2007: £1,197 million) which relate to non financial assets. These assets can be derived from note 15 on page 114 and represents the sum of prepayments and other receivables of £981 million and £275 million, respectively (2007: £922 million and £275 million, respectively). In accordance with IAS 32 AG 11, such assets do not give rise to a right to receive cash or another financial asset and therefore do not meet the definition of a financial asset.

•

The current financial year excludes non current trade and other payables of £707 million (2007: £590 million) which relate to non financial liabilities. These liabilities can be derived from note 18 on page 117 which state that such liabilities relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction. In accordance with IAS 32 AG 9, an operating lease is not regarded as a financial instrument (except as regards individual payments currently due and payable). In accordance with IAS 32 AG 11, deferred gains do not give rise to a right to receive cash or another financial asset and therefore do not meet the definition of a financial liability.

•

The current financial year excludes current trade and other payables of £1,763 million (2007: £1,544 million) which relate to non financial liabilities. These liabilities can be derived from note 18 on page 117 an d represent the sum of “Other taxation and social security” and “Deferred income” of £548 million and £1,215 million, respectively (2007: £473 million and £1,071 million, respectively). In accordance with IAS 32 paragraph 11, the definition of a financial liability requires a contractual obligation to exist. IAS 32 paragraph 12 defines the term ‘contract ’ and ‘contractual ’ further. In considering these definitions, tax liabilities would not meet the definition of a financial liability as it is not based on a contract between the group and the tax authority, but arising through statute. In accordance with IAS 32 AG 11, deferred income does not give rise to a right to receive cash or another financial asset and therefore does not meet the definition of a financial liability.

Such non-current and current trade and other receivables and payables have been excluded from the disclosures as they are out of scope of the disclosure requirements of IFRS 7 whose definition of a recognised financial asset and financial liability is consistent with the definitions within IAS 32 referred to above.

Selected Financial Data page 148

4.

Please tell us why the captioned amounts for “cash and cash equivalents” and “net cash (outflow) inflow from investing activities, “ as reported herein for 2007 and 2006, do not match the corresponding amounts as reported in the Group Cash Flow Statement.

Response:

The table in selected financial data in the prior years was not correctly updated to reflect the revision described above and should have been disclosed as follows:

SUMMARY OF GROUP CASH FLOW STATEMENT - IFRS

Year ended 31 March	2008	2007	2006	2005
	£m	£m	£m	£m
Net cash inflow from operating activities	5,486	5,210	5,387	5,574
Net cash (outflow) inflow from investing activities	(3,664)	(2,778)	214	(1,843)
Net cash used in financing activities	(1,430)	(2,898)	(5,278)	(3,529)
Effect of exchange rate changes on cash and cash equivalents	25	(35)	-	-
Net increase (decrease) in cash and cash equivalents	417	(501)	323	202
Cash and cash equivalents at the start of the year	757	1,258	935	733
Cash and cash equivalents at the end of the year	1,174	757	1,258	935

We note the above comment and will address it in our filing for the year ended March 31, 2009.

______________________________________________

In connection with our response to your comments the company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses please call me at + 44 20 7356 5511 or John Wroe, Director Group Financial Control and Treasury at + 44 20 7356 4963.

Yours sincerely

/s/ Hanif Lalani OBE
Group Finance Director

Copies to:

BT Group plc
John Wroe
 Glyn Parry

PricewaterhouseCoopers LLP
Simon Friend